UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Stillwater Mining Company
(Name of Issuer)
Common stock, $0.01 Par Value
(Title of Class of Securities)
86074Q102
(CUSIP Number)
MMC Norilsk Nickel
Usadba Center 22
Voznesensky per.
Moscow 125993, Russia
+7-495 787 7667
(Name, address and telephone number of persons authorized to receive notices and communications)
December 13, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86074Q102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Norimet Limited 98-0683460

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	86074Q102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) NN Metal Holding SA

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	86074Q102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Norilsk Nickel Holding SA

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	86074Q102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) MMC Norilsk Nickel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Russian Federation

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

Explanatory note:
     This Amendment No. 4 (“Amendment No. 4”) is filed by Norimet Limited, a company organized under the laws of England and Wales (“Norimet”), MMC Norilsk Nickel, an open joint stock company organized under the laws of the Russian Federation, NN Metal Holding SA, a company organized under the laws of Luxembourg, and Norilsk Nickel Holding SA, a corporation organized under the laws of Switzerland (collectively, the “Reporting Persons”), relating to the beneficial ownership of shares of common stock of Stillwater Mining Company, a Delaware corporation (“Stillwater”). This Amendment No. 4 amends and supplements the Schedule 13D, filed July 3, 2003, as amended by Amendment No. 1, filed July 7, 2003, Amendment No. 2, filed September 4, 2003 and Amendment No. 3, filed April 7, 2010 (together with this Amendment No. 4, the “Schedule 13D”), filed by the Reporting Persons and certain individuals who subsequently disclaimed beneficial ownership of the shares of Stillwater common stock pursuant to Schedules 13D filed on April 25, 2008 and April 17, 2009, respectively. Unless otherwise indicated, all capitalized terms used herein will have the meaning given to them in this Amendment No. 4, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 5. Interest in Securities of the Issuer
     The response set forth in Item 5 of the Schedule 13D is hereby further amended and supplemented by adding the following:
     On December 13, 2010, Norimet sold 37,000,000 shares of Stillwater common stock in an underwritten secondary public offering at a price to the public of $19.50 per share (the “Common Offering”) and 9,000,000 shares of Stillwater common stock to UBS Securities LLC. Also on December 13, 2010, the underwriters of the Common Offering announced they were exercising their over-allotment option to purchase an additional 3,813,222 shares of Stillwater’s common stock at the Common Offering price.
     As of December 13, 2010, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Stillwater common stock. Following these transactions, as of December 16, 2010, none of the Reporting Persons hold any shares of Stillwater common stock.
Item 7. Material to be Filed as Exhibits
     The following Exhibits are incorporated herein by reference to the Form 8-K filed by Stillwater on December 13, 2010:
Exhibit 1.1 Underwriting Agreement, dated December 7, 2010, by and among Stillwater, Norimet, as selling stockholder, and Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, UBS Securities LLC and VTB Capital PLC, as representatives of the underwriters named therein.
Exhibit 1.2 Underwriting Agreement, dated December 7, 2010, by and among Stillwater, Norimet, as selling stockholder, UBS AG, UBS Securities LLC, as underwriter, and Credit Suisse Capital LLC.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2010	NORIMET LIMITED
	By:	/s/ Adam Esah
		Name:	Adam Esah
		Title:	Director

NN METAL HOLDING SA
	By:	/s/ Alfonso Ayllon
		Name:	Alfonso Ayllon
		Title:	Director

NORILSK NICKEL HOLDING SA
	By:	/s/ Alfonso Ayllon
		Name:	Alfonso Ayllon
		Title:	Director

MMC NORILSK NICKEL
	By:	/s/ Vladimir Strzhalkovsky
		Name:	Vladimir Strzhalkovsky
		Title:	General Director